Exhibit 99.3

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of TXNM Energy, Inc., a New Mexico corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: May 23, 2025

Troy TopCo LP
By: Troy GP LLC, its general partner
By: BIP Holdings Manager L.L.C., its manager

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

Troy GP LLC
By: BIP Holdings Manager L.L.C., its manager

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BIP Holdings Manager L.L.C.

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

Blackstone Infrastructure Associates L.P.
By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BIA GP L.P.

By: BIA GP L.L.C., its general partner

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BIA GP L.L.C.

By: /s/ Christopher Placca
Name: Christopher Placca
Title: Managing Director

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman